DOLBY LABORATORIES, INC.

100 POTRERO AVENUE

SAN FRANCISCO, CA 94103-4813

VIA EDGAR	February 15, 2005
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Dolby Laboratories, Inc. (the “Company”) Registration Statement on Form 8-A (No. 000-51097)

Ladies and Gentlemen:

The Company requests that the above-referenced registration statement on Form 8-A (No. 000-51097), relating to the registration of the Company’s Class A common stock, $0.001 par value per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934, be withdrawn, effective immediately. If you have any questions, please feel free to call Thomas C. DeFilipps or Mark B. Baudler of Wilson Sonsini Goodrich & Rosati at (650) 493-9300.

Very truly yours,

DOLBY LABORATORIES, INC.

By:	/s/ Mark S. Anderson
Mark S. Anderson
Vice President, General Counsel